Weil, Gotshal & Manges LLP	Wachtell, Lipton, Rosen & Katz
767 Fifth Avenue	51 West 52nd Street
New York, New York 10153	New York, NY 10019
June 9, 2009
VIA EDGAR AND MESSENGER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary Beth Breslin

Re:	CareFusion Corporation
Amendment No. 1 to the Registration Statement on Form 10 (File No. 001-34273)
Filed on May 14, 2009

Dear Ms. Breslin:
          On behalf of our client, CareFusion Corporation (the “Company”), which is currently a wholly owned subsidiary of Cardinal Health, Inc. (“Cardinal Health”), we are providing to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) the Company’s responses to the comments in your letter dated June 1, 2009 regarding Amendment No. 1 to the Registration Statement on Form 10 of the Company (File No. 001-34273) (the “Registration Statement”). The Company concurrently is filing Amendment No. 2 to the Registration Statement, which incorporates the revisions discussed below and a revised information statement attached as Exhibit 99.1 (the “Information Statement”).
          For your convenience, set forth below in bold are each of the comments in the Staff’s letter dated June 1, 2009, followed by the Company’s response to that comment, including where applicable, a cross-reference to the location of the changes made in response to the Staff’s comment. All page numbers refer to the page numbers in the revised Information Statement included in Amendment No. 2 to the Registration Statement.

Risk Factors, page 14
1.	We note your responses to prior comments 15 and 16. Please include a risk factor discussing the uncertainties relating to the additional $462 million tax proposed by the IRS, the amount of the contingent tax reserves that you have established, and the potential impact on your business if you are required to pay the full amount the IRS is seeking.
          Response: In response to the Staff’s comment, the Company has revised the disclosure in the Information Statement on page 21 to include a risk factor discussing the uncertainties relating to the additional tax, that the Company’s reserve may be insufficient and the potential impact on the Company’s business if it is required to pay the full amount of the proposed tax. The Company supplementally advises the Staff that it does not believe that the magnitude of the difference between the amount of the reserve for the tax and the amount proposed by the IRS is material to investors because, among other things, the Company believes that it has meritorious positions that it is vigorously pursuing against the IRS claim.
Capitalization, page 29
2.	We refer to our prior comment 6. Please revise the Capitalization table to remove cash and cash equivalents since this is not part of your capitalization. We note that pro forma cash is separately presented in your pro forma financial information on page 35.
          Response: The Company has revised the disclosure in the Information Statement on page 30 to remove cash and cash equivalents in response to the Staff’s comment.
Unaudited Pro Forma Condensed Combined Financial Statements, pages 30-37
3.	We refer to our prior comment 7. We also note the discussion on page 7 that you expect to obtain debt commitment letters from a syndicate of lenders to provide up to $1.9 billion in debt financing. Please clarify whether you currently have any debt commitment letters or have identified any lenders for the debt financing to be entered into prior to or concurrently with the completion of the separation. In addition, please revise to clarify the amount of the dividend that will be paid to Cardinal and tell us where this is reflected in the pro forma financial statements.
          Response: In response to the Staff’s comment, the Company has revised the disclosure in the Information Statement on page 7, 38, 63-64 and 147 to clarify that the Company has received commitments for up to $1.4 billion of the senior bridge loan facility and a portion of the senior revolving credit facility from a syndicate of lenders. The Company has also clarified the amount of the dividend to be paid to Cardinal in footnote (k) to the pro forma financial statements on page 39.

4.	We note the discussion in the fifth bullet on page 30 that the pro forma financial statements have been adjusted for the impact of the separation agreement, tax matters agreement, transition services agreement, employee matters agreement and certain commercial agreements. Please revise Note (a) to disclose the specific pro forma adjustments for each of these agreements and indicate how the amounts were determined.
          Response: The Company has revised the disclosure in the Information Statement on page 37 in response to the Staff’s comment.
5.	We refer to our prior comment 8. We also see your disclosure on page 31 that in the first year following separation operating costs are estimated to be approximately $25-$30 million higher than the general corporate expenses historically allocated from Cardinal and that no pro forma adjustments have been made for these additional costs. Please disclose the reason that these costs are not reflected in your pro forma financial statements. In addition, tell us why these estimated costs have not been disclosed in your summary historical and unaudited pro forma information on pages 12 and 13.
          Response: The Company advises the Staff that it has prepared its unaudited pro forma condensed combined financial statements in accordance with the requirements of Article 11, Rule 11-02 of Regulation S-X. Subsection (b)(2)(6) of Rule 11-02 requires that adjustments within the pro forma presentation be “directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring.” Further, Topic 3, Section 3210.2 in the SEC Division of Corporation Finance Financial Reporting Manual states: “[t]he pro forma financial information should illustrate only the isolated and objectively measurable (based on historically determined amounts) effects of a particular transaction, while excluding effects that rely on highly judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of that transaction. Information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, as if management’s actions were carried out in previous reporting periods, is considered a projection and not an objective of S-X Article 11. Presentation of forward looking and projected information should be confined to supplemental information separately identified as such (information that is not required or contemplated by Article 11) and in MD&A.”
          The $25 million to $30 million of operating costs referenced on page [31] of the Information Statement represents the Company’s best estimate of the additional costs, in excess of the historical corporate allocation from Cardinal Health, that the Company expects to incur as a stand-alone entity in the first year following separation. Since this is a projected amount based on judgmental estimates, the Company does not believe that a pro forma adjustment is appropriate under Rule 11-02 of Regulation S-X.
          With regard to this item, the Company has revised its disclosure on page 32 of the Information Statement to clarify that the costs are projected amounts based on judgmental estimates and, as such, are not includable as pro forma adjustments in accordance with the requirements of Rule 11-02 of Regulation S-X.
          In addition, the Company has revised footnote (4) to the summary historical and unaudited pro forma information on pages 12 and 13, as follows:
“(4) During fiscal years 2008, 2007 and 2006, Cardinal Health allocated to us general corporate expenses in the amount of $407.2 million, $428.3 million and $219.2 million, respectively. General corporate expenses include, but are not limited to, costs related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and stock-based compensation. For the nine months ended March 31, 2009, Cardinal Health allocated to us general corporate expenses in the amount of $304.9 million. Effective with the separation, we will assume responsibility for all of these functions and related costs and anticipate our costs as a stand-alone entity will be higher than those allocated to us from Cardinal Health. In the first year following the separation, these operating costs are estimated to be approximately $25 million to $30 million higher than the general corporate expenses historically allocated from Cardinal Health to us. No pro forma adjustments have been made to reflect the costs and expenses described in this paragraph because they are projected amounts based on judgmental estimates and, as such, are not includable as pro forma adjustments in accordance with the requirements of Rule 11-02 of Regulation S-X.”
6.	Please revise Note (c) on pages 32 and 33 to disclose how the pro forma adjustments were determined. In addition, revise Note (e) to clarify how the adjustments to income taxes were determined for each separate column on pages 32 and 33.
          Response: The Company has revised the disclosure in the Information Statement on pages 37-38 in response to the Staff’s comment.
7.	Please tell us if footnote (h) explains the financing adjustments to cash on page 35.
          Response: The Company has revised the disclosure in the Information Statement on page 36 in response to the Staff’s comment to reflect the fact that footnote (h) applies to cash.
8.	We refer to our prior comment 10. Please revise the headings in your pro forma statements labeled “Discontinued Operations Adjustments” to clearly indicate the nature of these adjustments and whether these operations are discontinued or if they reflect continuing businesses retained by Cardinal that are not transferred to CareFusion.
          Response: The Company has revised the disclosure in the Information Statement on pages 33-36 in response to the Staff’s comment.

9.	Please tell us why you have presented the pro forma condensed combined statements of earnings for fiscal years 2007 and 2006.
          Response: The Company has presented pro forma financial information for its fiscal years ended June 30, 2007 and 2006 based on the guidance from Sections 3230.1 and 3230.2 of Topic 3 of the Division of Corporation Finance Financial Reporting Manual, which indicates that pro forma presentation of all periods is required for discontinued operations (SFAS 144) that are not yet required to be reflected in the historical statements. Since the financial results of certain businesses that will be retained by Cardinal Health following the separation are included in the Company’s historical financial statements and the financial results of those businesses will be reclassified to discontinued operations in the Company’s historical financial statements at the time of the separation, the Company has presented the pro forma impact of these discontinued operations for all periods.
          During a June 5, 2009 conference call, the Staff asked the Company to supplement its response to this comment with the following:
• An explanation as to why the Company believes the SFAS 144 criteria for presentation as discontinued operations have not already been met for the aforementioned businesses, and
• An explanation as to why the Company believes the SFAS 144 criteria for presentation as discontinued operations will not be met when the Company is ready for the Form 10 to be declared effective.
          With regard to these supplemental questions, the Company directs the Staff’s attention to paragraph 27 of SFAS 144 which states:
“Long-Lived Assets to be Disposed of Other Than by Sale
27. A long-lived asset to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) shall continue to be classified as held and used until it is disposed of. Paragraphs 7–26 shall apply while the asset is classified as held and used. If a long-lived asset is to be abandoned or distributed to owners in a spinoff together with other assets (and liabilities) as a group and that disposal group is a component of an entity, paragraphs 41-44 shall apply to the disposal group at the date it is disposed of.”
          In accordance with the guidance provided in paragraphs 27 of SFAS 144 and the discontinued operations guidance provided in paragraphs 41-44 of SFAS 144, the Company believes that the aforementioned businesses do not satisfy the requirements to be presented as discontinued operations until the distribution to owners has occurred.

Income Taxes, page 44
10.	We note your response to prior comment 16. Please disclose how you determined which portion of the $598.1 million will be attributed to you and which portion is attributable to Cardinal Health.
          Response: The Company advises the Staff that the $598.1 million was allocated between the Company and Cardinal Health along the lines of business to which the proposed adjustments relate. Of the total proposed adjustments, $462.1 million relate to transfer pricing arrangements between foreign and domestic legal entities that will be transferred to the Company in conjunction with the separation. The Company has agreed to assume any liability created by these proposed adjustments in conjunction with the tax matters agreement being executed with the separation. The remaining $136 million of proposed adjustments relate to domestic and foreign legal entities that are being retained by Cardinal Health, which has agreed to assume any liability created by them in conjunction with the tax matters agreement.
Compensation Discussion and Analysis, page 88
11.	With a view to possible disclosure, please tell us when you expect to form a compensation committee and finalize your compensation policies and agreements relative to the effective date of the registration statement.
          Response: The Company advises the Staff that it intends to form a Human Resources and Compensation Committee of its Board of Directors immediately prior to the distribution. As such, the Company will not have formally adopted its compensation policies prior to that time. The Company will revise the disclosure in the Information Statement for such compensation policies as such policies are developed.
Security Ownership of Certain Beneficial Owners and Management, page 124
12.	We note your response to comment 25. Please revise your disclosure to identify the persons with voting and/or dispositive power over the shares held by the entities in your table.
          Response: In accordance with Instruction 3 to Item 403 of Regulation S-K, the Company has reviewed the contents of the Schedule 13G filed by AXA Financial Inc. on February 13, 2009, the Schedule 13G/A filed by Capital Research Global Investors filed on February 13, 2009 and the Schedule 13G/A filed by Dodge and Cox on February 11, 2009. The Schedule 13G and the Schedule 13G/As do not indicate the identity of the individuals with voting or dispositive power over the shares held in the name of Dodge & Cox, Capital Research Global Investors and AXA Financial Inc. The Company advises the Staff that the Company has begun the process of contacting Dodge & Cox, Capital Research Global Investors and AXA Financial Inc. to obtain the identity of any persons with voting and/or dispositive power over the shares held by the entities identified in their Schedule 13G filings, but to date the requested information has not been provided by such entities.

Financial Statements
13.	We refer to our prior comment 33. Please update your financial statements as required by Rule 3-12 of Regulation S-X.
          Response: The Company has revised the disclosure in the Information Statement to include financial statements and related disclosure for the nine months ended March 31, 2009 as required by Rule 3-12 of Regulation S-K.
Note 9, Income Taxes, Page F-30
Note 4, Income Taxes, Page F-57
14.	We refer to our prior comment 15. Please disclose the contingent tax reserves that you have provided under FIN 48 for the significant additional tax proposed by the IRS of $462 million. Your disclosure should also indicate how these reserves were determined.
          Response: The Company advises the Staff that the amount of contingent tax reserves provided for the $462 million proposed adjustment by the IRS is less than the full proposed adjustment amount. The Company calculates tax reserves based on the two-step approach as outlined in FIN 48. The tax position must meet the “more likely than not” recognition threshold and then is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company believes it has provided adequate contingent tax reserves for these matters and discloses the total amount of its income tax reserve in the footnotes to the condensed combined financial statements on page F-57 of the Information Statement.
Note 19, FDA Consent Decree, page F-43
Note 11, FDA Consent Decree, page F-65
15.	We refer to our prior comment 36. We note your discussion that you cannot currently predict the outcome of the Original and Amended FDA Consent Decrees. Please revise to discuss the reason that you cannot predict the outcome of these matters or the ultimate impact on your business and clarify how you determined the amount of the reserve. In addition, we note that the Amended Consent Decree requires the FDA to notify you by June 3, 2009, whether the corrective plan is acceptable. Please update the status of this matter in your next amendment.
          Response: The Company has revised the disclosure in the Information Statement on pages F-43, F-44 and F-60 in response to the Staff’s comment.
Exhibits
16.	We note your response to prior comments 37 and 38. Please tell us where you have filed Schedules A through E of exhibit 10.1, the Transition Services

Agreement, and Exhibits D1-D4 of the Separation Agreement filed as exhibit 2.1.
          Response: The Company acknowledges the Staff’s comment and submits that the exhibits to the Separation Agreement are not required to be filed pursuant to Item 601(b)(2) of Regulation S-K. The Company confirms that the intellectual property agreements in exhibits D1-D4 of the Separation Agreement are immaterial and therefore not required to be filed. In accordance with Item 601(b)(2) of Regulation S-K, the Company will furnish supplementally a copy of any omitted schedule to the Commission upon request.
          The Company is currently finalizing schedules A through E of the Transition Services Agreement. The Company will file these exhibits in a subsequent pre-effective amendment to the Registration Statement.

          We hereby inform you on behalf of the Company that the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement and all subsequent amendments thereto.
          The Company acknowledges that the comments of the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
          The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If it would expedite the review of the information provided herein, please do not hesitate to call Erika Weinberg at (212) 310-8910.
          Very truly yours,

	/s/ Erika Weinberg	/s/ David A. Katz
	Erika Weinberg, Esq.	David A. Katz, Esq.
	Weil, Gotshal & Manges LLP	Wachtell, Lipton, Rosen & Katz

cc:	Jack Adams, Esq.
James Barnett, Esq.
Rod D. Miller, Esq.
David K. Lam, Esq.